[redacted]

09040516

SEC Mail
Mail Processing
Section

MAR 27 2009

Washington, DC
106

UN
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 ISLAND DRIVE SOUTH
(No. and Street)

OCEAN RIDGE (City) FL (State) 33435-3338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCHBINDER TUNICK & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

6116 EXECUTIVE BLVD SUITE 201 (Address) ROCKVILLE (City) MARYLAND (State) 20852 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK FINANCIAL SERVICES, INC.

Financial Statements
and
Supplemental Schedules

For the Years Ended December 31, 2008 and 2007

BENCHMARK FINANCIAL SERVICES, INC.
Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2008 and 2007

INDEX

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying statements of financial condition of Benchmark Financial Services, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP
Rockville, Maryland
March 23, 2009

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2008 and 2007

ASSETS

	2008	2007
Cash equivalents	$ 377,524	$ 96,379
Receivable from broker-dealers and clearing organizations	406	27,455
Accounts receivable	221,215	47,346
Due from shareholder	469	-
Prepaid expenses and other assets	5,312	1,956
Marketable securities, at market value	12,560	424,800
Property and equipment, net	24,061	32,719
Total assets	$ 641,547	$ 630,655

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities:		
Accrued expenses	$ 136,124	$ 17,890
Client advances	20,538	20,538
Due to stockholder	-	567
Total liabilities	156,662	38,995
Stockholder's equity:		
Common stock, $0.001 par value, 100 shares authorized, issued and outstanding	-	-
Additional paid-in capital	133,400	133,400
Accumulated other comprehensive (loss) income	(21,467)	13,170
Retained earnings	372,952	445,090
Total stockholder's equity	484,885	591,660
Total liabilities and stockholder's equity	$ 641,547	$ 630,655

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Income
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Consulting fees	$ 829,355	$ 340,212
Commissions	26,082	33,167
Interest	2,752	13,397
Realized (loss) from sale of marketable securities	(101,166)	(983)
Miscellaneous	-	35,100
Total revenues	757,023	420,893
Expenses:		
Salaries	279,391	39,360
Pension plan expense	131,124	9,840
Health insurance	20,340	19,116
Professional services	16,151	8,600
Payroll taxes	13,849	3,140
Depreciation	9,975	8,192
Employee benefits	9,669	11,362
Travel	8,927	11,722
Clearing costs	8,029	5,712
Telephone	7,922	6,532
Entertainment	6,587	6,120
Utilities	3,649	2,528
Repairs and maintenance	3,247	3,526
Insurance	2,164	2,043
Office supplies	1,401	1,271
Postage	1,327	1,499
Payroll processing fees	1,260	980
Website maintenance	924	2,625
Publications	621	2,158
Supplies	612	728
Miscellaneous expense	554	1,318
Filing fees	552	159
Gifts	379	105
Licenses and registration	260	452
Contributions	200	-
Taxes	47	-
Total operating expenses	529,161	149,088
Net Income	$ 227,862	$ 271,805

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive (Loss)	Total Stockholder's
	Shares	Amount	Capital	Earnings	Income (AOCI)	Equity
Balance at January 1, 2007	100	$ -	$ 133,400	$ 173,285	$ -	$ 306,685
Net income	-	-	-	271,805	-	271,805
Other comprehensive income:						
Net unrealized appreciation of investments	-	-	-	-	13,170	13,170
Comprehensive income	-	-	-	-	-	284,975
Balance at December 31, 2007	100	-	133,400	445,090	13,170	591,660
Net income	-	-	-	227,862	-	227,862
Other comprehensive income:						
Net unrealized (depreciation) of investments arising during the year	-	-	-	-	(135,803)	(135,803)
Reclassification adjustment from (AOCI) to net income for sale of securities	-	-	-	-	101,166	101,166
Comprehensive income	-	-	-			193,225
Distributions to stockholder	-	-	-	(300,000)	-	(300,000)
Balance at December 31, 2008	100	$ -	$ 133,400	$ 372,952	$ (21,467)	$ 484,885

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 227,862	$ 271,805
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,975	8,192
Bad debt expense	-	335
Realized loss on sale of securities	101,166	983
(Increase) decrease in operating assets:		
Accounts receivable	(146,414)	26,481
Receivable from broker and clearing organizations	(406)	(27,455)
Due from stockholder	(469)	-
Prepaid expenses and other assets	(3,356)	(182)
Increase (decrease) in operating liabilities:		
Accrued expenses and client advances	118,234	20,335
Due to stockholder	(567)	(84)
Net cash provided by operating activities	306,025	300,410
Cash flows from investing activities:		
Proceeds from sale of investments	965,368	49,086
Purchase of investments	(688,931)	(461,699)
Purchase of property and equipment	(1,317)	(2,849)
Net cash provided by (used in) investing activities	275,120	(415,462)
Cash flows from financing activities:		
Distributions to stockholder	(300,000)	-
Net cash (used in) financing activities	(300,000)	-
Net increase (decrease) in cash equivalents	281,145	(115,052)
Cash equivalents at beginning of the year	96,379	211,431
Cash equivalents at end of the year	$ 377,524	$ 96,379

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2008 and 2007

Note 1 - Organization

Benchmark Financial Services, Inc. (Company) was organized under the laws of the State of Florida as of July 9, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment banking. The Company also provides investment consulting services.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Marketable Securities

Marketable securities are valued at market value based upon quoted market prices in active markets. Marketable securities are considered available-for-sale and consist of equity securities which are carried at fair market value. Securities classified as available-for-sale are those that the Company intends to hold for an indefinite period of time. The Company reports any significant unrealized gains as increases in accumulated other comprehensive income in stockholder's equity. The Company reports any significant unrealized losses as decreases in accumulated other comprehensive income in stockholder's equity.

BENCHMARK FINANCIAL SERVICES, INC.
Notes to Financial Statements (Continued)
December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. The cost of maintenance and repairs are expensed as incurred, whereas significant betterments and renewals are capitalized. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting revenue is recorded as services are rendered.

Income Taxes

The Company has elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his share of the taxes on the net income of the Company. Accordingly, no provision has been made for federal income taxes.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109 (FIN 48) that prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In February 2008 and December 2008, the FASB issued Staff Position ("FSP") FIN 48-2 and 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, respectively, to defer the effective date of FIN 48 for certain nonpublic organizations to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer FIN 48 and does not expect it to have a material impact on its financial statements.

Note 3 - Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) 157, *Fair Value Measurements*, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. SFAS 157 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date.

Note 3 - Fair Value Measurements (Continued)

The fair value hierarchy established in SFAS 157 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability, and are to be developed based on the best information available in the circumstances.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset in a Market That Is Not Active,* which clarifies that when an active market does exist it may be appropriate to use unobservable inputs to determine fair value. The Company determines the fair market value of its investment in securities based on the fair value definition and hierarchy levels established in SFAS 157. SFAS 157 establishes three levels within its hierarchy that may be used to measure fair value:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets include investments in marketable equity securities.

Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Level 3 amounts can include assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as assets and liabilities for which the determination of fair value requires significant management judgment or estimation.

Pursuant to FSP FAS 157-2, *Effective Date of FASB Statement No. 157,* the Company will delay the adoption of SFAS 157 for its nonfinancial assets and liabilities that are recognized on a nonrecurring basis, to fiscal years beginning after November 15, 2008. In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of input that is a significant component of the fair value measurements determines the placement of the entire fair value measurement in the hierarchy. The Company assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

Note 3 - Fair Value Measurements (Continued)

The following table sets forth, by level, Company assets that were accounted for at fair value on a recurring basis as of December 31, 2008.

Investments in marketable securities:

Total Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
$ 12,560	$ 12,560	$ -	$ -

Note 4 - Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk include cash. The Company did not have amounts on deposit with financial institutions in excess of the amounts insured on December 31, 2008

Note 5 - Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations of $406 and $27,455 at December 31, 2008 and 2007, respectively, consisted of monies due from clearing organizations.

Note 6 - Marketable Securities

Available-for-sale marketable securities consist of the following at December 31, 2008 and 2007:

	Fair Value	Gains in Accumulated Other Comprehensive Income (Loss)	(Losses) in Accumulated Other Comprehensive Income (Loss)
December 31, 2008:			
Common stock	$ 12,560	$ -	$ (21,467)
December 31, 2007:			
Common stock	$ 424,800	$ 13,170	$ -

Note 6 - Marketable Securities (Continued)

Proceeds from the sales of available-for-sale securities were $965,366 and $49,086 during 2008 and 2007, respectively. Gross realized losses on those sales during 2008 and 2007 were $101,166 and $982, respectively. There were no gross realized gains during these periods. For purposes of determining gross realized gains and losses, the cost of securities sold is based on average cost.

Note 7 - Property and Equipment

At December 31, 2008 and 2007 property and equipment consisted of the following:

	2008	2007
Automobile	$ 38,057	$ 38,057
Equipment	7,354	6,038
Furniture and fixtures	5,988	5,988
Artwork	15,450	15,450
Total	66,849	65,533
Less: accumulated depreciation	42,788	32,814
Net property and equipment	$ 24,061	$ 32,719

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital (as defined) of $224,394 and had a minimum net capital requirement of $50,000.

Note 9 - Pension Plans

The Company is the sponsor of a defined benefit pension plan (the "Plan") covering all qualifying employees. The benefits are based on 10% of the participant's monthly compensation multiplied by the total years of participation limited to 10 years plus any prior year accrued benefit. The Company's policy is to contribute annually, an amount which satisfies minimum funding requirements under the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to date, but also for those expected to be earned in the future.

The funded status of the Plan as of December 31, 2008 is as follows:

Change in benefit obligation:	
Benefit obligation at beginning of year	$ -
Service cost	114,361
Benefit obligation at end of year	114,361

Note 9 - Pension Plans (Continued)

Change in plan assets:	
Fair value of assets at beginning of year	$ -
Employer contributions	-
Benefits paid	-
Fair value of assets at end of year	-
Funded status of plan	$ (114,361)
Accumulated benefit obligation	$ (114,361)

As of December 31, 2008 and 2007, $114,361 and $ -0-, respectively, have been recognized and reported as a component of accrued expenses in the accompanying balance sheets. The Company uses a measurement date of December 31 to determine the Plan's assets and benefits obligations. The following table summarizes the components of net periodic pension expense during the year ended December 31, 2008:

Service cost	$ 114,361
Amortization of prior service cost	-
Net periodic pension cost	$ 114,361

No amounts arose with respect to the Plan that were required to be reported as a component of accumulated other comprehensive income (loss) at December 31, 2008. The expected employer contribution in 2009 is $148,210.

The Company will employ a total return on investment approach for the Plans' assets. A combination of equities, debt securities and fixed income investments are used to maximize the long-term rate of return on assets for the level of risk. The objectives of this strategy is to maintain full funding of the accumulated benefit obligation, and to achieve investment experience over a period of time which will minimize pension expense volatility, and hold to a reasonable amount the Company's contribution required to maintain full funding status.

Assumptions used to determine net pension cost for the year ended December 31, 2008 are as follows:

Discount rate	6.50%
Long-term rate of return on plan assets	6.50%
Rate of increase in compensation levels	5.00%

The Company also offers a 401(K) plan to its employees, which it has committed to contribute 6% of an employee's wages. In prior years, the Company sponsored a defined contribution simplified employee pension plan. Pension expense attributable to the 401(k) plan amounted to $16,763 and $9,840 for the years 2008 and 2007, respectively.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying financial statements of Benchmark Financial Services, Inc. as of December 31, 2008 and 2007 and for the years then ended, and have issued our report thereon dated March 23, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules appearing on pages 13 through 15 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP
Rockville, Maryland
March 23, 2009

BENCHMARK FINANCIAL SERVICES, INC.
(Supplemental Schedule)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net capital:	
Total stockholder's equity qualified for net capital	$ 484,885
Net capital before haircuts on securities position	484,885
Less: Nonallowable assets from statement of financial condition:	
Accounts receivable, net	221,215
Due from shareholder	469
Prepaid expenses and other assets	5,312
Property and equipment, net	24,061
Total nonallowable assets from statement of financial condition	251,057
Net capital before haircuts on marketable securities	233,828
Less: haircuts on securities - marketable securities	9,434
Net capital	$ 224,394
Aggregate indebtedness:	
Included in statement of financial condition:	
Accrued expenses	$ 156,662
Computation of basic net capital requirement:	
Minimum net capital required (6⅔% of $156,662)	$ 10,444
Net capital requirement (minimum dollar)	$ 50,000
Excess net capital	$ 174,394
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008):	
Net capital, as reported in Company's Part IIA (unaudited)	
FOCUS report	$ 355,528
Auditor's adjustment to accrued expenses	(131,134)
Net capital per above	$ 224,394

See independent auditor's report on supplemental schedules.

BENCHMARK FINANCIAL SERVICES, INC.
(Supplemental Schedule)
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i)

See independent auditor's report on supplemental schedules.

BENCHMARK FINANCIAL SERVICES, INC.
(Supplemental Schedule)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company does not maintain any customer accounts. Accordingly, there were no excess margin accounts.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Benchmark Financial Services, Inc.

In planning and performing our audit of the financial statements of Benchmark Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to on the preceding page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Benchmark Financial Services, Inc., the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP
Rockville, Maryland
March 23, 2009